

April 2, 2007

Via U.S. Mail
Mr. Erwin Vahlsing, Jr.
Chief Financial Officer
ICOA, Inc.
111 Airport Road
Warwick, RI 02889

RE: **ICOA, Inc.**
        Form 10-KSB for Fiscal Year Ended December 31, 2005
        Filed April 20, 2006
        Forms 10-Q for Fiscal Quarters Ended September 30, 2006
        File No. 0-32513

Dear Mr. Vahlsing:

      We issued comments to you on the above captioned filings on March 12, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 16, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 16, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. Please contact me at 202-551-3836 if you have any questions.

                        Sincerely,

                        Kyle L. Moffatt
                        Accountant Branch Chief